Exhibit 99.1

IAMGOLD and its partners in the Yatela Mine in Mali to suspend mining excavation activities

TSX: IMG    NYSE: IAG

TORONTO, Sept. 15, 2013 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") reports that the Société d'Exploration des Mines d'Or de Yatela S.A, a joint venture between IAMGOLD (40%), AngloGold Ashanti (40%) and the government of Mali (20%), has decided to suspend mining excavation activities at the Yatela Mine in Mali effective September 30, 2013.   This decision reflects a combination of factors, including miner safety in the pit, the drop in the spot price of gold and the reduction in profit margin.  Although a process of gradual dismantling of the site is planned for September 30, 2013, processing of heap leach pads and ore already mined will continue until the end of 2016, since the end of the mining activities does not yet mean the end of the mine.   The Yatela mine is situated over 600 kilometres north-west of the Malian capital of Bamako and about 25 kilometres north of the Sadiola mine.

This decision will result in the conclusion of contractual arrangements with Yatela's mining contractors (AMS & BME), who will cancel the mine workers' contracts.  AngloGold Ashanti, as the mine operator, will focus on compliance with all regulations governing the reduction of staff.  With regard to the employees of Yatela SA, negotiations will continue with the labour union on any closure related issues.

Yatela's community development activities will not be affected by the conclusion of mining activities. A new plan for social development focusing on the expansion and marketing of community development and current socio-economic projects is being developed.

All discussions relating to Yatela closure plan will continue under the supervision of the Yatela National Closure Commission until final agreement. The management of Yatela SA will engage on comprehensive communication with all stakeholders and keep the National Closure Commission informed throughout this process.

The Yatela SA Mine Project started in 1997. The mining license was issued in 2000 and the first gold poured in 2001. The initial planned life of mine was six years, and thus its closure was planned for 2007. Following various geological studies conducted by the company within the permit area, other economically exploitable deposits were discovered, and this extended the life of the mine and led Yatela SA to defer the closure date several times.

Gord Stothart, Executive Vice President and Chief Operating Officer at IAMGOLD, commented, "It has been extraordinarily difficult to extend the life of mine at Yatela given this environment of rising costs and falling gold prices.   We recognize the contribution of the contracted and employed Malian mine workers to the Yatela mine, however, we and our partners believe that this is the best decision at this time as the mining activities at Yatela are no longer capable of making a positive contribution to any of our stakeholders.  We will now be able to turn more of our attention to the mines and projects which we are more confident can make a positive contribution."

"The recent past has been challenging for everyone in Mali, but we are pleased to see that peace and order have returned and a democratic government restored," added President and CEO of IAMGOLD, Steve Letwin.  "We thank the Malian government for their openness and support during the process of getting our joint operations in order.  While circumstances have led to this decision to wind down the mining operations at Yatela, we are hopeful that a longer-term future can be forged with our partners at the nearby Sadiola mine.   We are appreciative of the government's efforts to provide support for the transformation of Sadiola to process sulphide ore and help us find solutions to keep us engaged in mining within Mali."

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with six operating gold mines (including current joint ventures) on three continents and one of the world's top three niobium mines. A solid base of strategic assets in Canada, South America and Africa is complimented by development and exploration projects and continued assessment of accretive acquisition opportunities.  IAMGOLD is in a strong financial position with extensive management and operational expertise.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
All information included in this news release, including any information as to the Company's future financial or operating performance or otherwise information as to expected or planned future events, and other statements that express management's expectations or estimates of future performance or of future events, other than statements of historical fact, constitute forward looking information or forward-looking statements and are based on expectations, plans, estimates and projections as of the date of this news release. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements in this news release are generally identifiable by, but are not limited to, the use of the words "will", "plan", "hopeful", "can" and "until" and other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic, competitive and other uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD or actual future events to be materially different from the Company's estimated future results, performance or achievements or expected or planned future events expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance or the happening of expected or planned future events. For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the company's estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company's latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx

SOURCE: IAMGOLD Corporation

%CIK: 0001203464

For further information:

Bob Tait, VP Investor Relations
Tel: (416) 360-4743  Mobile: (647) 403-5520

Laura Young, Director Investor Relations
Tel: (416) 933-4952  Mobile (416) 670-3815

IAMGOLD Corporation  Toll-free: 1 888 464-9999  info@iamgold.com

CO: IAMGOLD Corporation

CNW 20:00e 15-SEP-13